Exhibit 99.1

KOBEX MINERALS INC.

Condensed Consolidated Interim Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

Three months ended March 31, 2013 and 2012

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

These unaudited financial statements have been prepared by management of the Company and have not been reviewed by the Company’s independent auditor.

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

KOBEX MINERALS INC.
(And Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

As at March 31, 2013 and December 31, 2012
	Note	March 31 2013	December 31 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$30,704,138	$30,703,720
Investments	2	5,000,000	5,000,000
Marketable securities	3	62,500	70,800
Receivables and prepaids	4	292,080	523,900
		$36,058,718	$36,298,420

LIABILITIES

CURRENT LIABILITIES:
Accounts payable and accrued liabilities		$272,083	$226,468

SHAREHOLDERS' EQUITY

Share Capital	6	81,372,113	81,433,166
Contributed Surplus		9,908,054	9,880,240
Accumulated Other Comprehensive Loss - reclassifiable		(1,680)	(1,680)
Deficit		(55,491,852)	(55,239,774)
		35,786,635	36,071,952

Nature of operations	1
Commitments	10

		$36,058,718	$36,298,420

These consolidated financial statements were approved by the Board of Directors on May 9, 2013 and were signed on its behalf by:

“Roman Shklanka”	Director
“Alfred Hills”	Director

The notes to the consolidated financial statements are an integral part of these statements

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012
	Note	Three months ended March 31, 2013	Three months ended March 31, 2012
EXPENSES
Consulting		$57,923	$73,803
Corporate development and investor relations		200	106
Amortization		-	900
Exploration and evaluation	5	9,792	47,409
Property evaluation	5	31,226	23,392
Office and sundry		36,454	36,745
Professional fees		41,973	25,658
Rent		48,332	55,413
Salaries and employee benefits		124,559	193,979
Transfer agent and regulatory fees		13,386	19,612
Travel and accommodation		-	2,292
		363,845	479,309
LOSS BEFORE UNDERNOTED ITEMS		(363,845)	(479,309)

OTHER INCOME (EXPENSE)
Foreign exchange (loss)		(390)	(291)
Interest income		120,457	122,387
Impairment of marketable securities	3	(8,300)	(375,120)
		111,767	(253,024)
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD		$(252,078)	$(732,333)

Basic and diluted loss per share		$(0.01)	$(0.02)
Weighted average number of shares outstanding		46,082,413	46,072,419

The notes to the consolidated financial statements are an integral part of these statements

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012
For the three months ended March 31, 2013	Note	Shareholders' Equity Total	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) - reclassifiable	Deficit

Balance - December 31, 2012		$36,071,952	$81,433,166	$9,880,240	$(1,680)	$(55,239,774)
Loss for the period		(252,078)	-	-	-	(252,078)
Share-based compensation	6	228	-	228	-	-
Adjustments relating to options granted and expired in prior periods.	6	(33,467)	(61,053)	27,586	-	-

Balance - March 31, 2013		$35,786,635	$81,372,113	$9,908,054	$(1,680)	$(55,491,852)

For the three months ended March 31, 2012

Balance -December 31, 2011		$38,122,628	$81,420,138	$9,880,240	$(1,680)	$(53,176,070)
Loss for the period		(732,333)	-	-	-	(732,333)
Proceeds from the exercise of 24,581 share options	6	13,028	13,028	-	-	-

Balance - March 31, 2012		$37,403,323	$81,433,166	$9,880,240	$(1,680)	$(53,908,403)

The notes to the consolidated financial statements are an integral part of these statements

KOBEX MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flow
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012
	Note	Three months ended March 31, 2013	Three months ended March 31, 2012
CASH PROVIDED FROM (USED FOR)

Cash flows from operating activities
Loss for the period		$(252,078)	$(732,333)
Adjustments for items not affecting cash
Share-based compensation	6	(33,239)	-
Amortization		-	900
Impairment of marketable securities	3	8,300	375,120
Changes in:
Receivables and prepaids		231,820	199,562
Accounts payable and accrued liabilities		45,615	(15,280)
		418	(172,031)

Cash flows from financing activities
Exercise of share options	6	-	13,028
		-	13,028

DECREASE IN CASH AND CASH EQUIVALENTS		418	(159,003)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		30,703,720	37,196,933

CASH AND CASH EQUIVALENTS - END OF PERIOD		$30,704,138	$37,037,930

The notes to the consolidated financial statements are an integral part of these statements

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

1.  NATURE OF OPERATIONS

Kobex Minerals Inc. (the “Company”) is a public company with its head office in Vancouver, Canada.  The Company is listed on the TSX Venture Exchange (KXM.V) in Canada and the NYSE-MKT Exchange (KXM) in the United States.  The Company is engaged in the business of acquisition, exploration and development of mineral properties.  The underlying value of mineral properties is dependent upon the ability of the Company to complete exploration and development and the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to explore and develop the properties and upon future profitable production or proceeds from disposition of the Company’s mineral properties.  The Company presently considers itself to be an exploration stage company.

2.  SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Basis of Measurement

These consolidated financial statements have been prepared on the historic cost basis except for marketable securities; the recognition and measurement of which is described in this Note 3 below.

Use of Estimates and Judgements

The preparation of condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities and provisions, income and expenses and the disclosure of contingent assets and liabilities at the date of these financial statements.  Significant areas requiring the use of management estimates and judgements relate to the determination of the fair value of share-based compensation, other than temporary impairments for investments (Note 3), asset retirement obligations (see this note below) and impairment of mineral properties (see this note below).  Actual results may differ from these estimates.

Functional and Foreign Currency

These condensed consolidated interim financial statements are presented in Canadian dollars; the functional currency of the Company and all its subsidiaries.  All financial information presented in Canadian dollars has been rounded to the nearest dollar.

Transactions in currencies other than the functional currency of an entity are recorded at the rates of exchange prevailing on the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.  Non-monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

Principles of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All inter-company transactions and balances and any unrealized income and expenses arising on inter-company transactions are eliminated in preparing these condensed consolidated interim financial statements.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market investments and guaranteed investment certificates (GICs) which are fully cashable at any time at the option of the Company.

Investments

Investments include money market investments that are designated as fair value through profit and loss, are classified as Level 1 in the fair value hierarchy and have original maturities greater than 90 days but less than one year.

Marketable Securities

Marketable securities comprise investments with quoted values on a public stock exchange and are carried at their fair values measured using market prices at the reporting date.

Mineral Properties and Exploration and Evaluation

Expenditures incurred on property evaluation before the Company has obtained the legal rights to explore are charged to profit or loss. These include costs incurred in reviewing projects and opportunities for future acquisition including travel and due diligence costs.

Direct costs related to the acquisition of exploration stage resource property interests are capitalized. All other exploration and evaluation expenditures are charged to profit or loss as they are incurred until a property reaches the development stage.

The Company does not consider a resource property to be at the development stage until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development has been obtained. Exploration and evaluation assets are reclassified to property, plant and equipment when the development stage has been reached. Exploration and evaluation assets are assessed for impairment, and any impairment loss recognized before reclassification. Development expenditures incurred subsequent to a development decision, and to increase or to extend the life of existing production, are capitalized and will be amortized on the unit-of-production method based upon estimated proven and probable reserves.

Management of the Company periodically reviews the recoverability of the capitalized mineral properties.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  When it is determined that a project or property will be abandoned then the capitalized costs are written-off, or if its fair value has been impaired, then it is written down to fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the present value of management’s best estimate.  The provision recognized is periodically reviewed and updated based on the facts and circumstances available at the time.  Changes to the estimated future costs for operating sites are recognized in the statement of financial position by adjusting both the closure and rehabilitation asset and provision.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

When the liability is initially recorded, the Company capitalizes the cost by increasing the fair value amount of the related long-life assets.  Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized on the same basis as the related asset.  Upon settlement of the liability, the Company may incur a gain or loss.  As at March 31, 2013 and December 31, 2012 the Company does not have any asset retirement obligations.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates that are expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Potential deferred income tax assets are not recognized to the extent that they are not considered probable to be realized.

Loss per Share

Loss per share is calculated by dividing the loss for the period attributable to the common shareholders by the weighted average number of common shares issued and outstanding during the period.  In periods in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.  Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 6.

Share-based Compensation

Share-based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as settled share-based payment transactions.  If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of options on the date of the grant is recognized as an expense, with the corresponding increase in contributed surplus, over the period that the optionee becomes unconditionally entitled to the options.  The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

Consideration received on the exercise of share options is recorded as share capital and the related contributed surplus is re-allocated to share capital.

Financial Instruments – Recognition and Measurement

The Company classifies all financial instruments as held to maturity, available-for-sale, fair value through profit and loss, loans and receivables or other liabilities.  Financial assets classified as held to maturity, loans and receivables and other liabilities are initially measured at fair value and subsequently measured at amortized cost.  Available for sale financial instruments are measured at fair value with temporary unrealized gains and losses recorded in other comprehensive income (loss).  Realized losses and other than temporary unrealized losses on available-for-sale financial assets are recognized in profit or loss.  Instruments classified as fair value through profit and loss are measured at fair value with unrealized gains and losses recognized in profit and loss.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has classified its financial instruments as follows:
i)	Cash and cash equivalents and investments are classified as “loans and receivables”.
ii)
Marketable securities are classified as either “Available-for-sale” or “Fair value through profit and loss”.  “Available-for-sale” securities are recorded at fair value with temporary changes in fair value recorded in other comprehensive income (loss).  The fair value of marketable securities is obtained by reference to the closing quoted market price on the statement of financial position dates.

iii)	Receivables and deposits are classified as “Loans and Receivables” and are recorded at their amortized cost.
iv)	Accounts payable and accrued liabilities are classified as “Other Liabilities” and are carried at their amortized cost.

International Financial Reporting Standards (“IFRS”)

New Pronouncements – in effect since January 1, 2013

The following new reporting standards issued by the International Accounting Standards Board (“IASB”) have been applied in preparing these condensed consolidated interim financial statements with effect from January 1, 2013:

(i)
IFRS 9 is the first step to replace IAS 39 Financial Instruments: Recognition and Measurement.  IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.  Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income (“OCI”), and guidance on the measurement of financial liabilities and de-recognition of financial instruments.  IFRS 9 did not have a material impact on these financial statements.

(ii)
IFRS 10 Consolidated Financial Statements replaces IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities.  IFRS 10 changes the definition of control so that the same criteria apply to all entities, both operation and special purpose entities, to determine control.  The revised definition focuses on the need to have both power over the investee to direct relevant activities and exposure to variable returns before control is present.   IFRS 10 did not have a material impact on these financial statements.

(iii)
IFRS 11 Joint Arrangements replaces IAS 21 Interests in Joint Ventures.  The new standard defines two types of arrangements: Joint Operations and Joint Ventures.  Focus is on the rights and obligations of the parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operations in a separate legal entity.  IFRS 11 did not have a material impact on these financial statements.

(iv)
IFRS 12 Disclosure of Interests in Other Entities contains the disclosure requirements for entities, including interests in subsidiaries, widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity. The standard requires disclosures that enable users to evaluate the nature of, and the risks associated with, an entity’s interest in other entities, and the effects of those interests on the entity’s financial position, financial performance and cash flows.  IFRS 12 did not have a material impact on these financial statements.

(v)
IFRS 13 Fair Value Measurement replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.   IFRS 13 did not have a material impact on these financial statements.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

(vi)
Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, applied retrospectively, require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. Consequently an entity that presents items of OCI before related tax effects will also have to allocate the aggregated tax amount between these categories.  The amendments to IAS 1 did not have a material impact on these financial statements.

(vii)
IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine issued by the IFRS Interpretations Committee, requires recognition of production stripping costs that improve access to ore to be mined in the future as a non-current asset if, and only if, all the following criteria are met:

  It is probable that future economic benefits will flow to the entity;
  The entity can identify the component of the ore body for which access has been improved; and
  The costs relating to the stripping activity associated with that component can be measured reliably.
Subsequent to initial recognition, the life of the component will determine the period of depreciation; it will differ from the life of the mine unless the stripping activity improves access to the whole of the remaining ore body.

The interpretation did not have a material impact on these financial statements.

3.  MARKETABLE SECURITIES

	January 1 Fair value	Adjustment to Fair value	March 31 Fair Value
For the three months ended March 31, 2013
Available-for-sale investments
Venturi Ventures Inc.	$-	$-	$-
Blue Sky Uranium Corp.	70,800	(8,300)	62,500
Total marketable securities	$70,800	$(8,300)	$62,500

For the three months ended March 31, 2012
Available-for-sale investments
Venturi Ventures Inc.	$120	$(120)	$-
Blue Sky Uranium Corp.	708,333	(375,000)	333,333
Total marketable securities	$708,453	$(375,120)	$333,333

As at March 31, 2013, the quoted market value of its investment in Blue Sky Uranium Corp. (“Blue Sky”) common shares was $62,500 (December 31, 2012 - $70,800).  Due to the continuous decline of Blue Sky share prices, the Company has recorded an impairment of $8,300 in the three months ended March 31, 2013 ($375,120 in the three months ended March 31, 2012).

The estimated net realizable value of the Company’s investment in Venturi Ventures Inc. common shares at March 31, 2013 was zero dollars.  The remaining carrying value of the investment was written off and an impairment of $120 was recorded in the three months ended March 31, 2012.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

4.  RECEIVABLES AND PREPAIDS

The table below summarizes the receivables and prepaids.
	March 31	December 31
	2013	2012
Accrued interest on cash and cash equivalents	$146,452	$376,751
Deposit	35,000	50,000
Other receivables	21,972	24,211
	203,424	450,962
Prepaids	88,656	72,938
	$292,080	$523,900

5.  MINERAL PROPERTY INTERESTS AND EXPLORATION AND EVALUATION

The table below summarizes the mineral property exploration and evaluation expense.

	Three months ended March 31 2013	Three months ended March 31 2012
Exploration and evaluation – Mel and Barb properties	$9,792	$47,409
Property evaluation	31,226	23,392
	$41,018	$70,801

(a)	Mel Property:

The Company has an undivided 100% interest in the Mel Property, an exploration property situated in the Watson Lake Mining District of the Yukon Territory, approximately 80 kilometres east-north-east of the town of Watson Lake.  The Company has agreed to pay a royalty of 1% of any Net Smelter Returns from the property to Breakwater Resources Ltd.  The Mel Property currently consists of 257 mineral claims, with the main targets being zinc, lead and barite.

(b)	Barb Property

The wholly-owned exploration property consists of 21 mineral claims situated in Watson Lake Mining District of the Yukon Territory, approximately 100 kilometres north of the town of Watson Lake, with the main targets being zinc, lead and silver.

6.  SHARE CAPITAL

Authorized	- unlimited common shares without par value
- 100,000,000 preferred shares without par value
Issued and outstanding	- 46,082,413 common shares as at March 31, 2013

Issued – common shares	March 31, 2013		December 31, 2012
	Number	Amount	Number	Amount

Balance, beginning of period	46,082,413	$81,433,166	46,057,832	$81,420,138
Adjustment relating to a prior period change in the fair value of options	-	(61,053)	-	-
Share options exercised during the period	-	-	24,581	13,028
Balance, end of period	46,082,413	$81,372,113	46,082,413	$81,433,166

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

6.  SHARE CAPITAL (continued)

Share options and share-based compensation

The Company established a rolling stock option plan (the “Plan”) effective on June 2, 2003 (amended June 20, 2012 to reflect the TSX Venture Exchange policies and practices).  The maximum number of common shares which can be reserved for issuance under the Plan is 10% of the prevailing issued and outstanding shares of the Company.  Share options granted are subject to a four-month hold period and exercisable for a period no longer than ten years.

On March 13, 2013, 200,000 share options were granted to each of two Directors with an exercise price of $0.55; one-third vesting immediately, one-third on the first anniversary of the grant and the remaining third vesting on the second anniversary of the grant.

For the three months ended March 31, 2013, the Company incurred a share-based compensation expense of $228 ($Nil – three months ended March 31, 2012) with a corresponding increase in contributed surplus.  Also in the three months ended March 31, 2013, an adjustment was required to reduce share-based compensation expense by $33,467 in respect of prior periods that served to reduce salaries and employee benefits expense in the current period.  The Company determined the fair value of share options on the date of grant in the current quarter using the Black-Scholes option pricing model with the following average assumptions:

Options granted in 2013
Weighted average fair value of options granted during the period	$0.205
Risk free interest rate	1.42%
Volatility	56.91%
Expected life of options	5 years
Dividend rate	0%

Option pricing models require the use of estimates and assumptions including the expected volatility.

A summary of the changes in the number of share options outstanding are as follows

	Three months ended March 31, 2013		Year ended December 31, 2012
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price

Balance, beginning of year	2,968,127	$0.89	3,924,558	$1.22
Granted	400,000	$0.55	-	$-
Exercised	-	$-	(24,581)	$0.53
Cancelled/Forfeited	-	$-	(17,500)	$0.89
Expired	(316,949)	$1.41	(914,350)	$2.31
Outstanding, end of period	3,051,178	$0.89	2,968,127	$0.89

Exercisable, end of period	2,784,510	$0.81	2,968,127	$0.89

The weighted average life of the options outstanding at March 31, 2013 is 1.73 years.
The number of share options exercisable and “in the money” at March 31, 2013 is 362,754.

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

6.  SHARE CAPITAL (continued)

As at March 31, 2013, the following share options were outstanding.

Number of Options Granted	Number of Options Vested	Exercise Price per share	Expiry Date

66,756	66,756	$1.09	February 25, 2014
229,422	229,422	$0.53	February 26, 2014
1,450,000	1,450,000	$0.82	October 26, 2014
515,000	515,000	$0.96	November 1, 2015
390,000	390,000	$0.80	November 8, 2016
400,000	133,332	$0.55	March 13, 2018
3,051,178	2,784,510

7.  CAPITAL RISK MANAGEMENT

The Company defines capital as the items included in shareholders’ equity.  The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders.  To meet these objectives, the Company will ensure it has sufficient cash resources and financial flexibility to pursue future acquisition, exploration and development of mineral properties, and fund potential business acquisitions.

To support these objectives, the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of underlying assets.  To maintain or adjust its capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.  In order to maximize the exploration and development efforts, the Company does not pay out dividends.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three months ended March 31, 2013.

8.  MANAGEMENT OF FINANCIAL RISK

The Company’s financial instruments are exposed to certain risks, including currency, credit and metal price risk.

Currency Risk:  Business Risk is transacted by the Company in a number of currencies.  Fluctuations in exchange rates may have a significant effect on the cash flows of the Company  Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction.

The Company has not hedged its exposure to currency fluctuations.  The Company is exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	March 31, 2013	December 31, 2012
	US$	US$

Cash	$14,167	$7,600
Accounts payable and accrued liabilities	(1,995)	-
	$12,172	$7,600

KOBEX MINERALS INC.

Notes to Consolidated Financial Statements
(Unaudited, prepared by management)
(Expressed in Canadian dollars)

For the three months ended March 31, 2013 and 2012

8.  MANAGEMENT OF FINANCIAL RISK (continued)

Credit Risk:  Credit risk is the risk of an unexpected loss should a third party to a financial instrument fail to meets its contractual obligations.  The Company limits its exposure to credit loss by placing its cash and cash equivalents and investments with major financial institutions.  The carrying amount of financial assets represents the maximum credit exposure that is as follows:

	March 31, 2013	December 31, 2012

Cash and cash equivalents	$30,704,138	$30,703,720
Investments	5,000,000	5,000,000
Receivables and deposit	203,424	450,962
	$35,907,562	$36,154,682

As at March 31, 2013, the Company had a concentration of credit risk in respect amounts held at one Canadian chartered bank in the amount of approximately $35,500,000.

Market Risk:  The Company is exposed to fluctuations in world metal market prices and to fluctuation in equity prices.  Metal markets price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The prices of these metals affect the value of the Company and the potential value of its mineral property interest and marketable securities.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

Liquidity Risk:  Liquidity Risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, share price and exploration results.  The Company’s cash is primarily invested in bank accounts and guaranteed investment certificates (GIC’s) which are cashable on demand.  The Company believes its cash on hand at March 31, 2013 is sufficient to finance its operations for the next twelve months and also to allow the Company to pursue acquisition opportunities.

Interest Risk:  The Company’s bank accounts earn interest income at variable rates.  The fair value of its cash equivalents is relatively unaffected by changes in short-term interest rates.  Changes in interest rates impact the Company primarily on its cash

9.  SEGMENTED INFORMATION

The Company has determined that it has one reportable segment.  The Company’s operations are substantially all related to mineral exploration and development activities and, accordingly, has no reportable segmented revenues or operating results.

10.  COMMITMENTS

The Company has entered into an agreement with Copper Mountain Mining Corporation to sub-lease a portion of their office premises until February 2, 2016 for $16,630 per month in the first year; $16,826 in year 2 and $17,022 in year three for totals of $164,132 in 2013, $201,716 in 2014, $204,066 in 2015 and $17,022 in 2016, in which the sub-tenants are responsible for proportionate shares of rent, real estate taxes, operating costs and utilities. These contractual commitments are summarised as follows.

2013	$164,132
2014	201,716
2015	204,066
2016	17,022
$586,936

Copper Mountain Mining Corporation and the Company have a director in common.